UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 21, 2018

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Nova South,
Melbourne Victoria 3000 Australia	160 Victoria Street
GPO BOX 86	London SW1E 5LB UK
Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	Fax +44 20 7802 4111
bhp.com	bhp.com

21 August 2018

To:	Australian Securities Exchange

New York Stock Exchange

BHP RESULTS PRESENTATION YEAR ENDED 30 JUNE 2018

Attached are the presentation slides for a presentation that will be given by the Chief Executive Officer and Chief Financial Officer shortly.

The Webcast for this presentation can be accessed at:

https://edge.media-server.com/m6/p/mjvmq9cq

Further information on BHP can be found at www.bhp.com.

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Group is headquartered in Australia

Financial results Year ended 30 June 2018 JimblebarFinancial results Year ended 30 June 2018 Jimblebar

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments. Forward-looking statements can be identified by the use of terminology including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Non-IFRS and other financial information BHP results are reported under International Financial Reporting Standards (IFRS). This presentation may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow, Principal factors that affect Underlying EBITDA, Underlying basic earnings/(loss) per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE) (all references to return on capital employed refer to Underlying return on capital employed), Underlying return on invested capital (ROIC). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the 2018 financial year compared with the 2017 financial year; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of South32 from the 2014 financial year onwards, and Onshore US from the 2017 financial year onwards; copper equivalent production based on 2017 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content contained on slide 43. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Billiton Limited, BHP Billiton Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report on Form 20-F. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. Financial results 21 August 2018 2Disclaimer Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments. Forward-looking statements can be identified by the use of terminology including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Non-IFRS and other financial information BHP results are reported under International Financial Reporting Standards (IFRS). This presentation may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow, Principal factors that affect Underlying EBITDA, Underlying basic earnings/(loss) per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE) (all references to return on capital employed refer to Underlying return on capital employed), Underlying return on invested capital (ROIC). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the 2018 financial year compared with the 2017 financial year; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of South32 from the 2014 financial year onwards, and Onshore US from the 2017 financial year onwards; copper equivalent production based on 2017 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content contained on slide 43. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Billiton Limited, BHP Billiton Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report on Form 20-F. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. Financial results 21 August 2018 2

Financial results Year ended 30 June 2018 Following BHP’s sale of the Onshore US assets announced on 27 July 2018, the contribution of these assets have been presented as discontinued operations and related assets and liabilities reclassified to held for sale, unless otherwise noted. Andrew Mackenzie Chief Executive Officer Port HedlandFinancial results Year ended 30 June 2018 Following BHP’s sale of the Onshore US assets announced on 27 July 2018, the contribution of these assets have been presented as discontinued operations and related assets and liabilities reclassified to held for sale, unless otherwise noted. Andrew Mackenzie Chief Executive Officer Port Hedland

BHP's investment proposition

Continued delivery of consistent plans is driving improvement across our business

Maximise cash flow	Capital discipline	Value and returns
Lower costs productivity, technology, culture	**US$10-15 bn net debt** range to be maintained	**ROCE to ~20%** by FY22 (at FY17 prices)
Volume growth productivity, project delivery	**<US$8 bn capex** per annum to FY20	**40% base value upside** potential across our 6 focus areas
Constructive outlook for our commodities, solid demand, disciplined supply	**Organic opportunities** rich option set across commodities and time periods	**Shareholder returns** minimum 50% payout ratio dividend, return of Onshore US net proceeds*

Note: Disciplined supply: reflects lower levels of investment across the industry. ROCE and base value uplift: based on Global Metals, Mining and Steel Conference presentation on 15 May 2018.
* Onshore US: Sale announced for US$10.8 billion (less customary completion adjustments); we expect to return the net proceeds from the transactions to shareholders; we will confirm how and when at the time of completion of the transactions.

Financial results
21 August 2018
4
BHP

FY18 financial scorecard

Strong operating and financial performance supports shareholder returns

Volumes	Profitability	Free cash flow
+8%	US$**24.1 bn**	US$**12.5 bn**
Cu Eq production growth	Underlying EBITDA	Free cash flow
records at nine operations across all core commodities	with strong contributions across the portfolio	over US$12 bn for second consecutive year

Net debt	Dividend	ROCE
US$**10.9 bn**	**63** US cps	**14.4%**
net debt at low end of target range	record H2 dividend	~18% excluding Onshore US
greater proportion of future free cash flow expected to be returned	69% payout ratio full year dividend of 118 US cps	up from 10% in FY17

Note: Presented on a total operations basis.

Financial results
21 August 2018
5
BHP

Safety and sustainability

Health, safety and environment are core values

Safety

- Two fatalities
  - Goonyella Riverside (August 2017)
  - Permian Basin (November 2017)
- TRIF at operated assets of 4.4
- >1 million field leadership interactions

8% ↓

reduction in high potential injuries[1]

Health

- Reducing underground mine diesel emissions exposure
- Resilience Program and mental health toolkit roll out

31% ↓

reduction in potential exposures above Occupational Exposure Limits[2]

Environment

- Inaugural Water Report to be released in August 2018
- Escondida's desalination plant supports 2% reduction in Group freshwater usage

15% ↓

targeted reduction in five-year fresh water withdrawal[3]

Note: Presented on a total operations basis.

Financial results
21 August 2018
6
BHP

Samarco and Renova Foundation

Committed to social and environmental rehabilitation

Rehabilitation (Renova Foundation)

- Community resettlement underway
  - new Bento Rodrigues construction commenced
  - resettlement complete by mid-2020
- Water damage claims being resolved
- River stabilisation/recovery improving water quality, ecology, fish species

Renova Foundation's FY18 spending


Compensatory (16%)
BRL1.8 bn (100% basis)
Reparatory (84%)

Legal developments

- Governance Agreement ratified
  - Renova structure established
  - settles the BRL20 bn claim
  - establishes a process to progress settlement of the BRL155 bn claim
- Constructive negotiations with prosecutors, government and communities

Water damages compensation


Water damage claims progressing (2%)
Water damage claims resolved (98%)

Samarco restart

- Restart important but must be safe and economically viable
- Licences by state and federal authorities progressing as planned
- Negotiations with debtholders required prior to restart

Rio Gualaxo do Norte turbidity


(NTU)
100,000
10,000
1,000
100
10
Jan 2016
Jan 2017
Jan 2018
Turbidity
Fresh water quality standard (Brazil)

Note: Water damages compensation does not include legal claims in court under dispute. NTU: Nephelometric Turbidity Units.

Financial results
21 August 2018

7

BHP

Financial results Year ended 30 June 2018 Peter Beaven Chief Financial Officer PyreneesFinancial results Year ended 30 June 2018 Peter Beaven Chief Financial Officer Pyrenees

Financial performance

Results reflect 8% volume growth and higher commodity prices

Summary FY18 Income Statement
(US$ billion)

Total operations (including Onshore US)		
Underlying EBITDA	24.1	
Underlying attributable profit	8.9	
Net exceptional items	(5.2)	
Attributable profit	3.7	
Underlying basic earnings per share	168 US cps	↑ 33%
Dividends per share	118 US cps	↑ 42%
Continuing operations		
Underlying EBITDA	23.2	↑ 20%
EBITDA margin	55%	
Underlying EBIT	16.6	↑ 26%
Adjusted effective tax rate[4]	31.4%	
Adjusted effective tax rate incl. royalties	39.9%	
Underlying attributable profit	9.6	↑ 33%

Strong margins through the cycle
(Underlying EBITDA margin[5], %)



60
35
10
BHP
Peer group range
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18

Financial results
21 August 2018
9

BHP

Segment performance

Strong contribution across the portfolio in FY18

Iron Ore

39% of Group EBITDA[6]

Record 289 Mtpa run-rate in Q4

Cost[7]:	US$14.26/t	↓ 2%
C1 excl 3rd party royalties[7]:	US$13.03/t	↓ 2%
EBITDA[7]:	US$8.9 bn	↓ 1%
EBITDA margin[7]:	61%	
ROCE[7]:	29%	

Copper

28% of Group EBITDA[6]

Record Spence production and Escondida ore milled

Cost[8]:	US$1.25/lb	↑ 10%
EBITDA:	US$6.5 bn	↑ 84%
EBITDA margin:	54%	
ROCE:	15%	

Coal

19% of Group EBITDA[6]

Record met coal production despite geotech issues

Cost: Queensland Coal	US$68/t	↑ 14%
NSWEC	US$46/t	↑ 12%
EBITDA:	US$4.4 bn	↑ 16%
EBITDA margin:	49%	
ROCE:	31%	

Petroleum

14% of Group EBITDA[6]

Over 300 MMboe 2P + 2C resources added

Conventional cost:	US$10.06/boe	↑ 16%
EBITDA:	US$3.3 bn	↑ 7%
EBITDA margin:	62%	
ROCE:	12%	

Note: Presented on a continuing operations basis.

Financial results
21 August 2018
10
BHP

Group EBITDA waterfall Efficient operations capture upside from higher commodity prices Underlying EBITDA variance (US$ billion) 30 External US$3.5 billion Controllable US$0.3 billion 24.1 0.9 4.1 1.0 23.2 22.9 0.6 0.4 (0.2) (0.4) (0.3) (1.2) (0.2) 19.4 20 10 0 11 12 9 10 FY17 Price Foreign Inflation Sub-total Growth Productivity Controllable Fuel & Non-cash Other FY18 Discontinued FY18 Continuing exchange volumes volumes cash costs energy Continuing operations Total operations operations operations Financial results 21 August 2018 11Group EBITDA waterfall Efficient operations capture upside from higher commodity prices Underlying EBITDA variance (US$ billion) 30 External US$3.5 billion Controllable US$0.3 billion 24.1 0.9 4.1 1.0 23.2 22.9 0.6 0.4 (0.2) (0.4) (0.3) (1.2) (0.2) 19.4 20 10 0 11 12 9 10 FY17 Price Foreign Inflation Sub-total Growth Productivity Controllable Fuel & Non-cash Other FY18 Discontinued FY18 Continuing exchange volumes volumes cash costs energy Continuing operations Total operations operations operations Financial results 21 August 2018 11

Productivity

Notwithstanding one-off issues in H1, strong productivity momentum in H2 to be carried into FY19 and beyond

FY18 productivity performance
(US$ million)


Record production runrates
1,000
500
0
(500)
LCE ramp-up
Planned maintenance shutdown
Geotechnical issues
FY18
-US$96m
-470
+374
Escondida
WAIO
Olympic Dam
BMA
Other
H1 FY18
H2 FY18

Cumulative productivity gains
(US$ billion)


16
14
12
10
8
6
4
2
0
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19e
Medium term

We expect to deliver productivity gains of ~US$1 billion in FY19
Guidance down from US$2 billion due to announced divestments and challenging operating conditions at two BMA mines in FY18

Note: FY18 productivity excludes Onshore US.

Financial results
21 August 2018
12
BHP

Cost efficiencies On track to deliver medium-term unit cost guidance Escondida (US$/lb) WAIO (US$/t) 40 1.6 52% 20% 1.07 20 0.8 14.26 0 0.0 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19e Medium FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19e Medium Queensland Coal (US$/t) Conventional Petroleum (US$/boe) 160 20 30% 54% 80 10 10.06 68.04 0 0 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19e Medium FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19e Medium Through productivity, we will continue to lower costs at our bulk operations and partially offset grade decline in copper and natural field decline in oil Financial results 21 August 2018 13Cost efficiencies On track to deliver medium-term unit cost guidance Escondida (US$/lb) WAIO (US$/t) 40 1.6 52% 20% 1.07 20 0.8 14.26 0 0.0 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19e Medium FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19e Medium Queensland Coal (US$/t) Conventional Petroleum (US$/boe) 160 20 30% 54% 80 10 10.06 68.04 0 0 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19e Medium FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19e Medium Through productivity, we will continue to lower costs at our bulk operations and partially offset grade decline in copper and natural field decline in oil Financial results 21 August 2018 13

Cash generation Over US$12 billion free cash flow for second consecutive year Operating cash flow Free cash flow (US$ billion) (Index, FY08=100) (US$ billion) (Index, FY08=100) 15 200 35 200 12.5 200 30 10 25 100 5 18.5 20 100 15 0 0 10 200 (5) 5 0 0 (10) (100) FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 Operating cash flow (H1) Operating cash flow (H2) Free cash flow (H1) Free cash flow (H2) 13 13 Commodity basket index (RHS) Commodity basket index (RHS) Note: Presented on a total operations basis. Financial results 21 August 2018 14Cash generation Over US$12 billion free cash flow for second consecutive year Operating cash flow Free cash flow (US$ billion) (Index, FY08=100) (US$ billion) (Index, FY08=100) 15 200 35 200 12.5 200 30 10 25 100 5 18.5 20 100 15 0 0 10 200 (5) 5 0 0 (10) (100) FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 Operating cash flow (H1) Operating cash flow (H2) Free cash flow (H1) Free cash flow (H2) 13 13 Commodity basket index (RHS) Commodity basket index (RHS) Note: Presented on a total operations basis. Financial results 21 August 2018 14

Capital allocation

Investment of US$6.8 billion; net debt reduction of >US$5 billion; shareholder returns of >US$5 billion

FY18

- Operating productivity
- Capital productivity

Net operating cash flow
US$18.5 bn

Maintenance capital	US$1.9 bn
Strong balance sheet	✓
Minimum 50% payout ratio dividend[14]	US$3.8 bn

Excess cash
US$11.8 bn

Includes US$1.6 bn of dividends paid to NCIs
Excludes US$0.6 bn of exploration expensed

Balance sheet	Additional dividends[14]	Buy-backs	Organic development	Acquisitions/ (Divestments)
US$5.6 bn	US$1.4 bn	US$0.0 bn	US$4.9 bn	US$(0.1) bn
	H2 FY17 and H1 FY18		• US$1.9 bn improvement • US$0.3 bn latent capacity • US$0.9 bn major projects • US$0.9 bn exploration • US$0.9 bn Onshore US	• Minor Hawkville sale

With net debt now at the low end of the target range, a higher proportion of future free cash flow is expected to be returned to shareholders

Note: Presented on a total operations basis. Excess cash excludes exploration expense of US$0.6 billion which is classified as organic development in accordance with the Capital Allocation Framework and after dividends paid to NCIs[15].

Financial results
21 August 2018
15
BHP

Balance sheet 16 Net debt of US$10.9 billion; gearing of 15.3%; average debt maturity of 8.9 years Net debt and gearing Movements in net debt (Net debt, US$ billion) (Gearing, %) (US$ billion) 30 40 20 16.3 25 35 - 15 20 30 0.4 10.9 1.6 - 5.2 10 15 25 (0.1) 10 20 5 5 15 (12.5) 0 0 10 FY17 Free cash Dividends Dividends Other Non-cash FY18 FY12 FY13 FY14 FY15 FY16 FY17 FY18 flow paid paid to movements fair value 15 17 Net debt Net gearing NCIs movement Net debt to remain at lower end of target range while commodity prices are strong Note: Presented on a total operations basis. Financial results 21 August 2018 16Balance sheet 16 Net debt of US$10.9 billion; gearing of 15.3%; average debt maturity of 8.9 years Net debt and gearing Movements in net debt (Net debt, US$ billion) (Gearing, %) (US$ billion) 30 40 20 16.3 25 35 - 15 20 30 0.4 10.9 1.6 - 5.2 10 15 25 (0.1) 10 20 5 5 15 (12.5) 0 0 10 FY17 Free cash Dividends Dividends Other Non-cash FY18 FY12 FY13 FY14 FY15 FY16 FY17 FY18 flow paid paid to movements fair value 15 17 Net debt Net gearing NCIs movement Net debt to remain at lower end of target range while commodity prices are strong Note: Presented on a total operations basis. Financial results 21 August 2018 16

Investing for the future

Ongoing improvements in capital productivity are enabling us to thrive on lower levels of capex


Capital and exploration expenditure
(US$ billion)
20
10
0
US$6.8 bn
<US$8 bn
Other*
Coal
Petroleum
Iron Ore
Copper
<US$8 bn
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19e
FY20e

	FY18 US$ billion	FY19e US$ billion
Maintenance	1.9	2.1
Improvement	1.9	2.2
Latent capacity	0.3	0.6
Major projects	0.9	1.9
Exploration	0.9	0.9
Onshore US	0.9	0.3[18]
Total	**6.8**	**<8.0**

Capital and exploration expenditure guidance unchanged at below US$8 billion per annum in FY19 and FY20

Note: Presented on a total operations basis.
*Other includes discontinued operations (Onshore US assets).

Financial results
21 August 2018
17
BHP

Return on Capital Employed FY18 ROCE improves to 14% (after tax) or ~18% excluding Onshore US ROCE by asset (%) 19 Antamina NSWEC Productivity, technology, latent capacity to drive 35 further improvement Pampa Norte 19 25 Cerrejón Improving prices and FY17 ROCE record throughput High-return Queensland options to slow WAIO 15 Coal field decline Escondida Conventional SMA, BFX 5 Petroleum 20 Olympic Dam Sale announced for US$10.8 bn Potash Onshore US (5) 0 10 20 30 40 50 60 70 Average capital employed (US$ billion) 21 Exploration We expect our asset-level plans, coupled with the Onshore US exit, to drive continued medium-term ROCE improvement Note: Presented on a total operations basis. Financial results 21 August 2018 18Return on Capital Employed FY18 ROCE improves to 14% (after tax) or ~18% excluding Onshore US ROCE by asset (%) 19 Antamina NSWEC Productivity, technology, latent capacity to drive 35 further improvement Pampa Norte 19 25 Cerrejón Improving prices and FY17 ROCE record throughput High-return Queensland options to slow WAIO 15 Coal field decline Escondida Conventional SMA, BFX 5 Petroleum 20 Olympic Dam Sale announced for US$10.8 bn Potash Onshore US (5) 0 10 20 30 40 50 60 70 Average capital employed (US$ billion) 21 Exploration We expect our asset-level plans, coupled with the Onshore US exit, to drive continued medium-term ROCE improvement Note: Presented on a total operations basis. Financial results 21 August 2018 18

Financial results Year ended 30 June 2018 Andrew Mackenzie Chief Executive Officer YandiFinancial results Year ended 30 June 2018 Andrew Mackenzie Chief Executive Officer Yandi

Market outlook Near-term uncertainty, attractive long-term fundamentals Short term Medium term Long term Growth in New demand Policy Growth Steeper New supply population, centres and uncertainty moderating cost curves wealth themes Decarbonisation Sentiment Prudently Sustainable Emerging and Technology mixed cautious productivity Asia electrification Financial results 21 August 2018 20Market outlook Near-term uncertainty, attractive long-term fundamentals Short term Medium term Long term Growth in New demand Policy Growth Steeper New supply population, centres and uncertainty moderating cost curves wealth themes Decarbonisation Sentiment Prudently Sustainable Emerging and Technology mixed cautious productivity Asia electrification Financial results 21 August 2018 20

Our strategy Value and returns are at the centre of everything we do Simple portfolio Distinctive enablers Shareholder value and Diversified exposure to preferred Charter Values and returns commodities culture of connectivity Safety, productivity and Tier 1 upstream assets operational excellence Technology and systems to Attractive geographies optimise resource and capital Capital discipline, balance sheet Social Valuable options strength and shareholder returns purpose Financial results 21 August 2018 21Our strategy Value and returns are at the centre of everything we do Simple portfolio Distinctive enablers Shareholder value and Diversified exposure to preferred Charter Values and returns commodities culture of connectivity Safety, productivity and Tier 1 upstream assets operational excellence Technology and systems to Attractive geographies optimise resource and capital Capital discipline, balance sheet Social Valuable options strength and shareholder returns purpose Financial results 21 August 2018 21

Simple portfolio

We have reshaped our portfolio through the demerger of South32 and US$18 billion of divestments[22]

Large assets



~70%
FY13
Current

■ Average Cu Eq resource size per minerals asset

Long-life



~50%
>80%
FY13
Current

■ Proportion of minerals assets with 'Life of Asset' planning >50 years

Low-cost



>30%
FY13
Current

■ Cu Eq unit costs of current portfolio

Upstream



~2x
FY13
Current

■ EBITDA margins at FY18 average realised prices

Simple



30
13
FY13
Current

■ Operated assets

Diversified



Coal
Petroleum
Iron Ore
Copper

FY18 EBITDA contribution[6]

Expandable



~$16bn
>$15bn
Latent capacity
Average >100% IRRs
Future options
Average ~17% IRRs

■ Unrisked NPV (US$)[23]

Low-risk



Non-OECD
>90%
OECD

FY18 EBITDA proportion in OECD countries

Note: Average Cu Eq resource size per minerals asset resource base (equity share basis) is converted to copper equivalent tonnes using FY17 prices; metal resources converted on a contained metal basis; refer to disclaimer on slide 39 and detailed tables for Mineral Resources in the Appendix, slides 40 to 42.

Financial results
21 August 2018
22
BHP

Distinctive enablers

Over recent years, we have become simpler and more productive with a stronger culture, but there is more to do

	Delivered		Future plans
Safety	• From command/control to front line empowerment • TRIF down 6%, Field Leadership rolled out	Culture	• Zero fatalities • Front line continuous improvement
Connectivity	• Employee surveys show strengthening culture • Improvement in 'Engage' and 'Develop' metrics		• Culture of connectivity, team of teams • Even more nimble and less bureaucratic
Portfolio	• South32 demerger and ~US$18 bn of divestments[22] • Over US$15 bn net debt reduction	Simplification	• Potential for more copper and oil growth • Net debt in target range through commodity price cycle
Structure	• Globalised functions, Centres of Excellence		• Fewer management layers
Assets	• ~US$12 bn annualised productivity gains • >30% reduction in Cu Eq unit costs	Productivity	• BHP Operating System – increased standardised work, continuous improvement, leveraging technology • Value Chain Automation – automation, machine learning
Functions	• ~50% reduction in annual Group overheads		• World Class Functions – streamlined end-to-end processes to reflect simpler portfolio

Note: 'Delivered' refers to FY13 to FY18.

Financial results
21 August 2018

23

BHP

Our strategy in action

Value and returns agenda delivered through continued delivery across our six focus areas

Cost efficiencies

12 years

of continued WAIO unit cost reduction, C1 costs excluding third party royalties of US$13.03/t[7]

Technology

4

major initiatives implemented: automation of ship-loader pilot, volumetric train loading, automated drills, robotic process automation

Latent capacity

4

projects progressing to plan: WAIO 290 Mtpa, Olympic Dam SMA, Caval Ridge Southern Circuit, EWSE

Major projects

5

projects progressing to plan: South Flank, SGO, Mad Dog 2, Greater Western Flank-B, Jansen shafts

Exploration

4

Petroleum exploration wells encountered hydrocarbons; results being assessed Wildling, Samurai, Victoria, Bongos

Onshore US

US$10.8 bn

sale announced: net proceeds expected to be returned to shareholders

Note: SMA – Southern Mine Area; EWSE – Escondida Water Supply Expansion; SGO – Spence Growth option.

Financial results
21 August 2018
24
BHP

Minerals Australia

Productivity to drive cost reductions across our operations

Cost efficiencies	**Record production at 7 mines, WAIO costs down 2%** • WAIO costs flat in FY19 at <US$14/t – medium term <US$13/t • Queensland Coal costs at US$68-72/t in FY19 due to strip ratio – medium term US$57/t
Latent capacity	**Minerals Australia volumes up ~5% in FY19** • WAIO: 290 Mtpa exit run rate in FY19 • Queensland Coal: Caval Ridge Southern Circuit start-up • Olympic Dam: increased ore from SMA • Nickel West: first production from sulphate plant in CY19
Major projects	**Timed to maximise value and returns** • WAIO: South Flank first ore targeted in CY21; will increase average grade and lump proportion • Olympic Dam: increasing underground development kilometres in preparation for BFX

Queensland Coal strip ratio



(Prime to product strip ratio)
(Unit costs, US$/t)
12
10
8
6
80
70
60
50
US$68-72/t
US$68/t
Equipment productivity
MCoE strategies
Production creep
Technology
US$57/t
Strip ratio
Unit cost
FY15
FY16
FY17
FY18
FY19e
FY20e
FY21e
Medium term

Olympic Dam mine development and jumbo productivity



(Development kilometres)
(Metres per jumbo per day)
50
25
0
8
6
4
0%
42%
46%
58%
68%
75%
FY16
FY17
FY18
FY19e
FY20e
FY21e
SMA % of development
Total development
Jumbo productivity

Note: BFX – Brownfield Expansion; NMA – Northern Mine Area; SMA – Southern Mine Area; MCoE – Maintenance Centre of Excellence.

Financial results
21 August 2018
25
BHP

Minerals Americas

Driving productivity, releasing latent capacity and investing in major projects

Cost efficiencies	**Escondida mining cost down 15%, record throughput** • Signed new collective agreement • Volumes to average ~1.2 Mtpa to 2025 • FY19 unit costs at <US$1.15/lb[24] – up 7% despite >15% grade decline
Latent capacity	**Escondida – LCE delivered, EWSE underway** • Continued runtime improvement for all three concentrators **Spence record production in FY18 to 200 kt** • Throughput up >16% and recoveries up ~10% since FY15
Major projects	**Desalination projects secure future for Chilean assets** • Desalinated water use at Escondida to ~40% in FY18 **SGO on schedule and budget** • 14% complete, on track for first production in FY21 **Jansen a valuable option** • Expected lowest FOB costs in world's best potash basin

Strong Escondida production despite grade decline


(Production, kt)
(Concentrator head grade, %)
1,200
800
400
0
1.4
1.1
0.8
0.5
Average production 1.2Mtpa
Concentrator head grade
Production
FY14 FY15 FY16 FY17 FY18 FY19e FY20e FY21e FY22e FY23e

Spence production record despite grade decline


(Production, kt)
(Head grade, %)
400
200
0
1.4
1.1
0.8
0.5
Head grade
Production
FY14 FY15 FY16 FY17 FY18 FY19e FY20e FY21e FY22e FY23e

Note: LCE – Los Colorados Extension; EWSE – Escondida Water Supply Expansion; SGO – Spence Growth Option.

Financial results
21 August 2018
26
BHP

Conventional Petroleum

Extending production runway and securing next wave of growth

Latent capacity	**~1 Bboe 1P reserves replaced over the last decade** • F&D costs >20% lower than peers and >30% lower than sector • ~30 brownfield projects with average returns of ~40% • West Barracouta investment decision expected in FY19 • Brownfield options help offset base decline over next 5 years
Major projects	**Current investments profitable below US$50/bbl** • Greater Western Flank-B first production in FY19 • Mad Dog 2 on plan for first oil in FY22, 23% complete **Pipeline of 8 projects with average returns of >25%** • Atlantis 3, Ruby investment decisions in next 12 months • Scarborough LNG processing options being progressed
Exploration	**Trion and LeClerc increase 2C resources by ~16%** • GoM: Samurai-2 discovery adjacent to Wildling • Trinidad: Victoria-1 encountered gas in Q4 FY18 • Trinidad: Bongos-2 encountered hydrocarbons in Q1 FY19 • Mexico: Trion appraisal drilling planned in Q2 FY19

Leading Finding and Development costs[25,26]
(10-year average, US$/boe)


40
20
0
BHP
Peers
Sector

Exploration wells and success rate[27]
(Net exploration wells) (Productive wells/wells drilled, %)


6
3
0
100
50
0
FY17
FY18
FY19 (YTD)
Net exploration wells
Technical success rate (RHS)

Note: GoM – Gulf of Mexico; F&D – Finding and Development; reported additions for 2008 through 2017.

Financial results
21 August 2018
27

BHP

Delivered our plans in FY18…

Maximise cash flow	Capital discipline	Value and returns
+8% Cu Eq volume growth	**>US$5 bn** net debt reduction to US$10.9 bn	**14.4% ROCE** ~18% excluding Onshore US
>US$12 bn free cash flow for second year	**US$6.8 bn** capex within guidance	**63 US cps** record H2 dividend
Unit costs in line with guidance, H2 productivity momentum carried into FY19	**Organic opportunities** sanctioned SGO, South Flank; completed 2 latent capacity projects	**Onshore US** clean exit for value, quality counterparties, cash consideration

Note: SGO – Spence Growth Option.

Financial results
21 August 2018
28

BHP

…expect to further deliver in FY19…

Maximise cash flow	Capital discipline	Value and returns
Cu Eq volumes broadly flat in FY19	**Net debt** to remain at lower end of target range	**~18% ROCE** at spot prices
~US$9 bn free cash flow at spot prices	**<US$8.0 bn** capex guidance	**Minimum 50%** of underlying earnings as dividends
~US$1 bn productivity gains targeted	**Organic opportunities** continued development of 4 latent capacity and 5 major projects	**Net shale proceeds** expected to be returned following completion of Onshore US sale

Note: Spot prices as of 3 August 2018; 4 latent capacity projects include WAIO 290 Mtpa, Caval Ridge Southern Circuit, Olympic Dam Southern Mine Area and Escondida Water Supply Expansion; 5 major projects include Greater Western Flank-B, Mad Dog 2, Spence Growth Option, South Flank and completion of the Jansen shafts.

Financial results
21 August 2018
29
BHP

…and have a clear path forward over the medium term

Maximise cash flow	Capital discipline	Value and returns
Lower costs productivity, technology, culture	**US$10-15 bn net debt** range to be maintained	**ROCE to ~20%** by FY22 (at FY17 prices)
Volume growth productivity, project delivery	**<US$8 bn capex** per annum to FY20	**40% base value upside** potential across our 6 focus areas
Constructive outlook for our commodities, solid demand, disciplined supply	**Organic opportunities** rich option set across commodities and time periods	**Shareholder returns** minimum 50% payout ratio dividend, return of Onshore US net proceeds*

Note: Disciplined supply: reflects lower levels of investment across the industry. ROCE and base value uplift: based on Global Metals, Mining and Steel Conference presentation on 15 May 2018.
* Onshore US: Sale announced for US$10.8 billion (less customary completion adjustments); we expect to return the net proceeds from the transactions to shareholders; we will confirm how and when at the time of completion of the transactions.

Financial results
21 August 2018
30
BHP

AppendixAppendix

Technology

Integration and automation of our value chains to unlock resources and drive a step change in safety, volume and cost

	GEOSCIENCE & PLANNING	MINING	PROCESSING	TRANSPORT	MARKETING
WAIO	• Optimised planning • Real time resource characterisation • Dynamic Live4D model • Real time work plans	• Autonomous systems • Automated drill and blast • Extraction and movement automation	• Advanced process control • Improved tracking of ore quality • Processing automation and integration	• Improved train scheduling • Real time monitoring and optimisation of track conditions and port	• Meet specific customer demand while maximising realised price • Increased direct shipping
Escondida	• Optimised planning • Real time resource characterisation • Dynamic Live4D model • Real time work plans	• High productivity extraction systems • Optimised shovel truck system • Material movement optimised for value	• Advanced process control • Precision mining • Next-generation concentrator	• Replicating successes from other minerals assets for optimised logistics and improved customer satisfaction	
	Enable further cost efficiencies			**Unlock margin uplift potentials**	

Financial results
21 August 2018
33
BHP

BHP guidance

Group	FY19e	
Capital and exploration expenditure (US$ bn)	<8.0	Cash basis.
Including:		
Maintenance	2.1	Includes non-discretionary capital expenditure to maintain asset integrity, reduce risks, and meet compliance requirements. Also includes capitalised deferred stripping of US$1.0 billion for FY19.
Improvement	2.2	Includes North West Shelf Greater Western Flank-B, Conventional Petroleum infill drilling and South Flank.
Latent capacity	0.6	Includes Escondida Water Supply Extension, Caval Ridge Southern Circuit, Olympic Dam Southern Mine Area, Western Australia Iron Ore to 290 Mtpa.
Major growth	1.9	Includes Spence Growth Option, Mad Dog Phase 2, Jansen.
Exploration	0.9	Includes US$750 million Petroleum and ~US$70 million Copper exploration program planned for FY19.
Onshore US	0.3	Until completion of divestment, expected by the end of October 2018, we intend to operate five rigs in Onshore US and incur capital expenditure at an annualised rate broadly consistent with the 2018 financial year.
Petroleum	**FY19e**	
Total Conventional petroleum production (MMboe)	113 – 118	Given our intention to exit Onshore US, no annual guidance for the 2019 financial year for these assets will be provided; however, until completion, we expect a production run rate broadly consistent with the second half of the 2018 financial year. Infill drilling projects are more than offset by planned dry dock maintenance at Pyrenees and natural field decline across the portfolio.
Conventional Petroleum		
Capital expenditure (US$m)	730	Primarily focused on progressing the Mad Dog Phase 2 project and completing the North West Shelf Greater Western Flank-B project.
Unit cost (US$/boe)	<11	Excludes inventory movements, embedded derivatives movements, freight, third party product purchases and exploration expense. Based on exchange rates of AUD/USD 0.75.
Exploration (US$m)	750	Focused on Mexico, the Gulf of Mexico and the Caribbean.

Financial results
21 August 2018
34
BHP

BHP guidance (continued)

Copper	FY19e	
Total copper production (Mt)	1.68 – 1.77	Includes Escondida at 1.12 - 1.18 Mt.
Escondida		
Production (Mt, 100% basis)	1.12 – 1.18	Reflects significant decrease in average concentrator head grade consistent with the mine plan.
Unit cash costs (US$/lb)	<1.15	Excludes freight and treatment and refining charges; net of by-product credits; includes costs to settle labour negotiations; based on an exchange rate of USD/CLP 663.
Iron Ore	**FY19e**	
Total iron ore production (Mt)	241 – 250	A program of work to optimise maintenance schedules across our supply chain and improve port reliability and performance is planned for the first half of the 2019 financial year, with a corresponding impact expected on production and unit costs. Excludes production from Samarco.
Western Australia Iron Ore		
Production (Mt, 100% basis)	273 – 283	
Unit cash costs (US$/t)	<14	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)	4	Medium term average; +/- 50% in any given year. Includes South Flank of US$45 per tonne.
Coal	**FY19e**	
Total metallurgical coal production (Mt)	43 – 46	An extensive maintenance program is planned for the first half of the 2019 financial year, with a corresponding impact also expected on unit costs.
Total energy coal production (Mt)	28 – 29	
Queensland Coal		
Production (Mt)	43 – 46	
Unit cash costs (US$/t)	68 – 72	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)	8	Medium term average; +/- 50% in any given year.
NSW Energy Coal		
Unit cash costs (US$/t)	43 – 48	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)	5	Medium term average; +/- 50% in any given year.

Financial results
21 August 2018
35
BHP

Key Underlying EBITDA sensitivities 28 Approximate impact on FY19 Underlying EBITDA of changes of: US$ million 29 US$1/t on iron ore price 227 30 US$1/bbl on oil price 43 US$1/t on metallurgical coal price 41 29 US¢1/lb on copper price 35 29 US$1/t on energy coal price 17 US¢1/lb on nickel price 1 31 AUD (US¢1/A$) operations 116 Note: Oil price impact presented on a continuing operations basis. Financial results 21 August 2018 36Key Underlying EBITDA sensitivities 28 Approximate impact on FY19 Underlying EBITDA of changes of: US$ million 29 US$1/t on iron ore price 227 30 US$1/bbl on oil price 43 US$1/t on metallurgical coal price 41 29 US¢1/lb on copper price 35 29 US$1/t on energy coal price 17 US¢1/lb on nickel price 1 31 AUD (US¢1/A$) operations 116 Note: Oil price impact presented on a continuing operations basis. Financial results 21 August 2018 36

Debt maturity profile 32,33 Debt balances (US$ billion) 8 6 4 2 0 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY27 FY28 FY29 Post FY29 US$ Euro Sterling A$ C$ 34 34 34 Bonds Bonds Bonds Bonds Bonds Subsidiaries % of portfolio 10% 38% 34% 12% 3% 3% Capital markets 90% Asset financing 10% Financial results 21 August 2018 37Debt maturity profile 32,33 Debt balances (US$ billion) 8 6 4 2 0 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY27 FY28 FY29 Post FY29 US$ Euro Sterling A$ C$ 34 34 34 Bonds Bonds Bonds Bonds Bonds Subsidiaries % of portfolio 10% 38% 34% 12% 3% 3% Capital markets 90% Asset financing 10% Financial results 21 August 2018 37

Statement of Petroleum resources

Petroleum resources

The estimates of Conventional Petroleum reserves and contingent resources contained in this presentation are on a Net interest basis and are based on, and fairly represent, information and supporting documentation prepared under the supervision of Mr A. G. Gadgil, who is employed by BHP. Mr Gadgil is a member of the Society of Petroleum Engineers and has the required qualifications and experience to act as a qualified petroleum reserves and resources evaluator under the ASX Listing Rules. This presentation is issued with the prior written consent of Mr Gadgil who agrees with the form and context in which the petroleum reserves and contingent resources are presented. Aggregates of reserves and contingent resources estimates contained in this presentation have been calculated by arithmetic summation of field/project estimates by category. The aggregate 1P reserves may be conservative due to the portfolio effects of arithmetic summation. Reserves and contingent resources estimates contained in this presentation have been estimated using deterministic methodology with the exception of the North West Shelf gas asset in Australia where probabilistic methodology has been utilised to estimate and aggregate reserves and contingent resources for the reservoirs dedicated to the gas project only. The probabilistic based portion of these reserves totals 23 MMboe (total boe conversion is based on the following: 6,000 scf of natural gas equals 1 boe) and represents approximately three per cent of our total reported conventional proved reserves. The reserves and contingent resources contained in this presentation are inclusive of fuel required for operations. The respective amounts of fuel for each category at 30 June 2018 are: 1P reserves: 910 MMboe (62 MMboe fuel), 2P reserves: 1,213 MMboe (81 MMboe fuel), 2C contingent resources: 1,512 MMboe (69 MMboe fuel), annual production 125 MMboe (5 MMboe fuel). At 30 June 2017 the respective amounts were 2P reserves 1,306 MMboe (74 MMboe fuel), 2C contingent resources: 1,235 MMboe (fuel 68 MMboe). The custody transfer point(s)/point(s) of sale applicable for each field or project are the reference point for reserves and contingent resources. Reserves and contingent resources estimates contained in this presentation have not been adjusted for risk. Unless noted otherwise, reserves and contingent resources are as at 30 June 2018. In this presentation millions of barrels of oil equivalent are abbreviated as MMboe and billions of barrels of oil equivalent are abbreviated as Bboe.

BHP estimates proved reserve volumes according to SEC disclosure regulations and files these in our annual Form 20-F with the SEC. All unproved volumes are estimated using SPE-PRMS guidelines which allow escalations to prices and costs, and as such, would be on a different basis than that prescribed by the SEC, and are therefore excluded from our SEC filings. Non-proved estimates are inherently more uncertain than proved.

Petroleum exploration well information

Well	Location	Target	Formation age	BHP equity	Spud date	Water depth	Total well depth	Status (as of July 2018)
LeClerc-1	Trinidad & Tobago Block TTDAA 5	Oil	Pliocene	65% Operator	21 May 2016	1,800 metres	5,771 metres	Hydrocarbons encountered; plugged and abandoned
LeClerc-ST1	Trinidad & Tobago Block TTDAA 5	Oil	Pliocene	100% Operator	6 July 2016	1,800 metres	6,973 metres	Hydrocarbons encountered; plugged and abandoned
Samurai-2	US Gulf of Mexico GC432	Oil	Miocene	50% (Murphy Operator)	16 April 2018	1,088 metres	9,574 metres	Hydrocarbons encountered; drilling ahead
Victoria-1	Trinidad & Tobago Block TTDAA 5	Gas	Pleistocene/Pliocene	65% Operator	12 June 2018	1,828 metres	3,174 metres	Hydrocarbons encountered; plugged and abandoned
Bongo-1	Trinidad & Tobago Block TTDAA 14	Gas	Pliocene/Miocene	70% Operator	20 July 2018	1,940 meters	2,190 metres	Abandoned due to mechanical failure
Bongos-2	Trinidad & Tobago Block TTDAA 14	Gas	Pliocene/Miocene	70% Operator	22 July 2018	1,940 meters	2,991 metres	Hydrocarbons encountered; drilling ahead

LeClerc – 2C contingent resources 26 Net MMboe estimated as of 30 June 2018.
Trion – 2C contingent resources of 166 Net MMboe estimated as of 29 August 2017 submitted to Comisión Nacional de Hidrocarburos (Mexico).

Financial results
21 August 2018
38
BHP

Mineral Resources and Competent Persons statement Competent Person Statement The information in this presentation that relates to the FY2017 and FY2013 Mineral Resources (inclusive of Ore Reserves) were first reported by the Company in compliance with the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012’ (‘The JORC Code 2012 Edition’) in the 2017 BHP Annual Report and the 2013 BHP Billiton Annual Report respectively. Both reports are available to view on www.bhp.com. The detailed breakdown of Mineral Resources for all assets are shown in the Annual Reports on 100% basis, with corresponding BHP interest. Compilation of Mineral Resources information from 2013 is included in this presentation to provide a portfolio comparison between these two dates. Divested assets are no longer owned or operated by BHP and the majority of these were demerged into South32 in May 2015. Other divestments are noted in the corresponding BHP Annual Reports. In relation to the 2017 Mineral Resources, the company confirms that it is not aware of any new information or data that materially affects the Mineral Resources information included in the original 2017 market announcement and, in the case of estimates of Mineral Resources, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Persons’ findings are presented have not been materially modified from the original market announcement. The information in this presentation that relates to Mineral or Coal Resources is based on information compiled by: L Moharana (MAusIMM) for Western Australia Iron Ore (WAIO) and Divested assets (Alumar including MRN, Worsley, GEMCO, Hotazel); R Macpherson (MAIG) for Minerals Australia Energy Coal, Metallurgical Coal - Operations and Projects including Queensland CQCA-JV, Gregory JV and BHP Mitsui Coal and Projects and Divested assets (Illawarra Coal and BECSA); M Menicheli (MAusIMM) for Nickel West Operations and Nickel Colombia (Cerro Matoso); C Badenhorst (MAusIMM) for Olympic Dam; M Williams (MAusIMM) for Escondida District, Pampa Norte, Antamina, Pinto Valley, Cerrejón, New Mexico Coal, Samarco; J McElroy (MAusIMM) for Minerals Americas Jansen Project and M Furness (MAusIMM) for Cannington. All of the people listed above are full-time employees of BHP and have sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as Competent Persons as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ and consent to the inclusion in the presentation of the matters based on this information in the form and context in which it appears. Resources and metal equivalent calculations Please refer to detailed tables in the Appendix, slides 40 to 42, for Mineral Resource classifications (100% basis) for each asset / deposit included in the average copper equivalent resource size per minerals asset calculations on slide 22 of this presentation. Resource base (equity share basis) is converted to copper equivalent tonnes using FY2017 average realised prices as reported in the BHP results for the year ended 30 June 2017 for Metallurgical Coal, Energy Coal, Iron Ore, Copper and Nickel. The conversion of U3O8, Au, Ag, Zn and Pb use prices as reported in the BHP 2017 US Securities and Exchange Commission Form 20-F. Potash price used is US$216.55/t, Molybdenum US$7.41/lb, Aluminium US$1,771.26/t and Manganese Ore US$151.20/t. The reporting of Mineral Resources for polymetallic deposits in terms of metal equivalents (a single equivalent grade of one major metal) is based on FY2017 average realised prices as reported in the BHP results for the year ended 30 June 2017 for Cu and for other metals the BHP 2013 and 2017 Form 20-F submissions (unless otherwise stated). The metallurgical recoveries applied are those footnoted for the respective operations as footnoted in the corresponding Annual Reports from 2013 and 2017. It is the company’s opinion that all elements included in the metal equivalent calculation have a reasonable potential to be recovered and sold. No mining or metallurgical modifying factors were applied to the results. The following copper equivalent grade calculations are listed below. 2013 calculations Olympic Dam: CuEq = Cu % + (U3O8 kg/t x 1.064) + (Au g/t x 0.459) + (Ag g/t x 0.0089); Spence: CuEq = Cu % + (Mo % x 3.039); Antamina Sulphide Cu-only: CuEq = Cu % + (Mo % x 2.048) + (Ag g/t x 0.0097); Antamina Sulphide Cu-Zn: CuEq = Cu % + (Zn % x 0.45) + (Ag g/t x 0.0096); Cannington: PbEq = Pb % + (Ag g/t x 0.043) + (Zn % x 0.95), Molybdenum price used is US$11.18/lb. 2017 calculations Olympic Dam: CuEq = Cu % + (U3O8 kg/t x 0.978) + (Au g/t x 0.547) + (Ag g/t x 0.0077); Escondida: CuEq = Cu % + (Au g/t x 0.703); Spence: CuEq = Cu % + (Mo % x 2.917); Antamina Sulphide Cu-only: CuEq = Cu % + (Mo % x 1.966) + (Ag g/t x 0.0084); Antamina Sulphide Cu- Zn: CuEq = Cu % + (Zn % x 0.36) + (Ag g/t x 0.0083). Financial results 21 August 2018 39Mineral Resources and Competent Persons statement Competent Person Statement The information in this presentation that relates to the FY2017 and FY2013 Mineral Resources (inclusive of Ore Reserves) were first reported by the Company in compliance with the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012’ (‘The JORC Code 2012 Edition’) in the 2017 BHP Annual Report and the 2013 BHP Billiton Annual Report respectively. Both reports are available to view on www.bhp.com. The detailed breakdown of Mineral Resources for all assets are shown in the Annual Reports on 100% basis, with corresponding BHP interest. Compilation of Mineral Resources information from 2013 is included in this presentation to provide a portfolio comparison between these two dates. Divested assets are no longer owned or operated by BHP and the majority of these were demerged into South32 in May 2015. Other divestments are noted in the corresponding BHP Annual Reports. In relation to the 2017 Mineral Resources, the company confirms that it is not aware of any new information or data that materially affects the Mineral Resources information included in the original 2017 market announcement and, in the case of estimates of Mineral Resources, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Persons’ findings are presented have not been materially modified from the original market announcement. The information in this presentation that relates to Mineral or Coal Resources is based on information compiled by: L Moharana (MAusIMM) for Western Australia Iron Ore (WAIO) and Divested assets (Alumar including MRN, Worsley, GEMCO, Hotazel); R Macpherson (MAIG) for Minerals Australia Energy Coal, Metallurgical Coal - Operations and Projects including Queensland CQCA-JV, Gregory JV and BHP Mitsui Coal and Projects and Divested assets (Illawarra Coal and BECSA); M Menicheli (MAusIMM) for Nickel West Operations and Nickel Colombia (Cerro Matoso); C Badenhorst (MAusIMM) for Olympic Dam; M Williams (MAusIMM) for Escondida District, Pampa Norte, Antamina, Pinto Valley, Cerrejón, New Mexico Coal, Samarco; J McElroy (MAusIMM) for Minerals Americas Jansen Project and M Furness (MAusIMM) for Cannington. All of the people listed above are full-time employees of BHP and have sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as Competent Persons as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ and consent to the inclusion in the presentation of the matters based on this information in the form and context in which it appears. Resources and metal equivalent calculations Please refer to detailed tables in the Appendix, slides 40 to 42, for Mineral Resource classifications (100% basis) for each asset / deposit included in the average copper equivalent resource size per minerals asset calculations on slide 22 of this presentation. Resource base (equity share basis) is converted to copper equivalent tonnes using FY2017 average realised prices as reported in the BHP results for the year ended 30 June 2017 for Metallurgical Coal, Energy Coal, Iron Ore, Copper and Nickel. The conversion of U3O8, Au, Ag, Zn and Pb use prices as reported in the BHP 2017 US Securities and Exchange Commission Form 20-F. Potash price used is US$216.55/t, Molybdenum US$7.41/lb, Aluminium US$1,771.26/t and Manganese Ore US$151.20/t. The reporting of Mineral Resources for polymetallic deposits in terms of metal equivalents (a single equivalent grade of one major metal) is based on FY2017 average realised prices as reported in the BHP results for the year ended 30 June 2017 for Cu and for other metals the BHP 2013 and 2017 Form 20-F submissions (unless otherwise stated). The metallurgical recoveries applied are those footnoted for the respective operations as footnoted in the corresponding Annual Reports from 2013 and 2017. It is the company’s opinion that all elements included in the metal equivalent calculation have a reasonable potential to be recovered and sold. No mining or metallurgical modifying factors were applied to the results. The following copper equivalent grade calculations are listed below. 2013 calculations Olympic Dam: CuEq = Cu % + (U3O8 kg/t x 1.064) + (Au g/t x 0.459) + (Ag g/t x 0.0089); Spence: CuEq = Cu % + (Mo % x 3.039); Antamina Sulphide Cu-only: CuEq = Cu % + (Mo % x 2.048) + (Ag g/t x 0.0097); Antamina Sulphide Cu-Zn: CuEq = Cu % + (Zn % x 0.45) + (Ag g/t x 0.0096); Cannington: PbEq = Pb % + (Ag g/t x 0.043) + (Zn % x 0.95), Molybdenum price used is US$11.18/lb. 2017 calculations Olympic Dam: CuEq = Cu % + (U3O8 kg/t x 0.978) + (Au g/t x 0.547) + (Ag g/t x 0.0077); Escondida: CuEq = Cu % + (Au g/t x 0.703); Spence: CuEq = Cu % + (Mo % x 2.917); Antamina Sulphide Cu-only: CuEq = Cu % + (Mo % x 1.966) + (Ag g/t x 0.0084); Antamina Sulphide Cu- Zn: CuEq = Cu % + (Zn % x 0.36) + (Ag g/t x 0.0083). Financial results 21 August 2018 39

Mineral Resources (100% basis) Commodity BHP interest Financial Year Measured Resources (Mt) Indicated Resources (Mt) Inferred Resources (Mt) Deposit % Minerals Australia Iron Ore WAIO 2017 2,740 5,930 20,390 88 2013 2,550 4,210 14,560 88 Energy Coal Operations - Mt Arthur Coal 2017 897 1,299 1,019 100 2013 887 2,169 670 100 Projects - Togara South 2017 719 177 1,051 100 2013 719 177 1,051 100 Metallurgical Coal - Operations Queensland CQCA-JV 2017 3,748 2,169 1,882 50 2013 2,561 2,882 2,353 50 Gregory JV 2017 7.9 112.7 0.3 50 2013 7.9 130.7 0.3 50 BHP Mitsui Coal 2017 265 390 238 80 2013 258 347 233 80 Metallurgical Coal - Projects Queensland CQCA-JV 2017 701 2,184 1,405 50 2013 273 1,476 1,398 50 Gregory JV 2017 5.6 - - 50 2013 5.6 - - 50 BHP Mitsui Coal 2017 - 1,457 154.1 80 2013 - 1,457 154.1 80 Copper Olympic Dam 2017 1,460@0.96%Cu, 0.30kg/tonne U O , 0.41g/t Au, 2g/t Ag 4,680@0.79%Cu, 0.25kg/tonne U O , 0.34g/t Au,1g/t Ag 3,920@0.71% Cu,0.24kg/tonne U O ,0.28g/t Au,1g/t Ag 100 3 8 3 8 3 8 2013 1,543@0.97%Cu, 0.29kg/tonne U O , 0.37g/t Au, 2g/t Ag 5,095@0.80% Cu,0.26kg/tonne U O ,0.36g/t Au, 1g/t Ag 3,296@0.69% Cu,0.23kg/tonne U O ,0.25g/t Au,1g/t Ag 100 3 8 3 8 3 8 Nickel Nickel West Operations 2017 160@0.74%Ni 189@0.61%Ni 135@0.65% Ni 100 2013 214@0.61%Ni 186@0.61%Ni 150@0.59% Ni 100 Nickel West Projects 2017 156@0.59%Ni 114@0.63%Ni 206@0.67% Ni 100* 2013 156@0.60%Ni 203@0.66% Ni 100* 114@0.60%Ni * Projects comprise Venus, Yakabindie with 100% BHP interest and Jericho 50% BHP interest. Financial results 21 August 2018 40Mineral Resources (100% basis) Commodity BHP interest Financial Year Measured Resources (Mt) Indicated Resources (Mt) Inferred Resources (Mt) Deposit % Minerals Australia Iron Ore WAIO 2017 2,740 5,930 20,390 88 2013 2,550 4,210 14,560 88 Energy Coal Operations - Mt Arthur Coal 2017 897 1,299 1,019 100 2013 887 2,169 670 100 Projects - Togara South 2017 719 177 1,051 100 2013 719 177 1,051 100 Metallurgical Coal - Operations Queensland CQCA-JV 2017 3,748 2,169 1,882 50 2013 2,561 2,882 2,353 50 Gregory JV 2017 7.9 112.7 0.3 50 2013 7.9 130.7 0.3 50 BHP Mitsui Coal 2017 265 390 238 80 2013 258 347 233 80 Metallurgical Coal - Projects Queensland CQCA-JV 2017 701 2,184 1,405 50 2013 273 1,476 1,398 50 Gregory JV 2017 5.6 - - 50 2013 5.6 - - 50 BHP Mitsui Coal 2017 - 1,457 154.1 80 2013 - 1,457 154.1 80 Copper Olympic Dam 2017 1,460@0.96%Cu, 0.30kg/tonne U O , 0.41g/t Au, 2g/t Ag 4,680@0.79%Cu, 0.25kg/tonne U O , 0.34g/t Au,1g/t Ag 3,920@0.71% Cu,0.24kg/tonne U O ,0.28g/t Au,1g/t Ag 100 3 8 3 8 3 8 2013 1,543@0.97%Cu, 0.29kg/tonne U O , 0.37g/t Au, 2g/t Ag 5,095@0.80% Cu,0.26kg/tonne U O ,0.36g/t Au, 1g/t Ag 3,296@0.69% Cu,0.23kg/tonne U O ,0.25g/t Au,1g/t Ag 100 3 8 3 8 3 8 Nickel Nickel West Operations 2017 160@0.74%Ni 189@0.61%Ni 135@0.65% Ni 100 2013 214@0.61%Ni 186@0.61%Ni 150@0.59% Ni 100 Nickel West Projects 2017 156@0.59%Ni 114@0.63%Ni 206@0.67% Ni 100* 2013 156@0.60%Ni 203@0.66% Ni 100* 114@0.60%Ni * Projects comprise Venus, Yakabindie with 100% BHP interest and Jericho 50% BHP interest. Financial results 21 August 2018 40

Mineral Resources (100% basis)

Commodity Deposit	Financial Year	Measured Resources (Mt)	Indicated Resources (Mt)	Inferred Resources (Mt)	BHP interest %
Mineral Americas					
Copper					
Escondida District	2017	5,927@0.63% TCu	5,051@0.56% TCu	15,785@0.48% TCu	57.5
	2013	5,785@0.67% TCu	3,542@0.54% TCu	12,930@0.47% TCu	57.5
Pampa Norte	2017	825@0.54% TCu	1,119@0.48% TCu	3,158@0.37% TCu	100
	2013	593@0.63% TCu	1,386@0.49% TCu	1,275@0.40% TCu	100
Pinto Valley	2017	174@0.31% TCu	40@0.32% TCu		100
	2013	350@0.32% TCu	617@0.31% TCu	191@0.26% TCu	100
Antamina	2017	230@0.91% Cu,0.72% Zn,10g/t Ag,255 ppm Mo	839@0.88% Cu,0.78% Zn,11g/t Ag,191 ppm Mo	1,246@0.88% Cu,0.62% Zn,10g/t Ag,185 ppm Mo	33.75
	2013	183@0.77% Cu,0.60% Zn,10g/t Ag,238 ppm Mo	943@0.92% Cu,0.66% Zn,11g/t Ag,208ppm Mo	860@0.82% Cu,0.39% Zn,11g/t Ag,173 ppm Mo	33.75
Potash					
Jansen Project	2017	5,170@25.7% K_2O		1,270@25.7% K_2O	100
	2013	5,328@25.7% K_2O		1,288@25.7% K_2O	100
Energy Coal					
Cerrejon	2017	2,711	1,196	631	33.33
	2013	2,924	989	695	33.33
Iron Ore					
Samarco	2017	2,800	2,800	1,300	50
	2013	3,000	3,000	2,000	50

Financial results
21 August 2018
41
BHP

Mineral Resources (100% basis)

Commodity Deposit	Financial year	Measured Resources (Mt)	Indicated Resources (Mt)	Inferred Resources (Mt)	BHP interest %
Divested assets					
Metallurgical Coal					
Illawarra Coal	2013	278	455	586	100
Nickel					
Nickel Colombia	2013	115@1.04% Ni	186@0.9% Ni	90@0.8% Ni	99.94
Energy Coal					
New Mexico Coal	2013	779	265	10	100
BECSA	2013	2,572	838	2,023	90
Silver Lead Zinc					
Cannington	2013	68@186g/t Ag,5.35% Pb,3.26% Zn	18@122g/t Ag,3.94% Pb,2.56% Zn	10@86g/t Ag,3.25% Pb,1.80% Zn	100
Aluminium					
Worsley	2013	339	584	50	86
Alumar (MRN)	2013	328	81	999	14.8
GAC Project	2013	87	113	327	33.3
Manganese					
GEMCO	2013	85@46.5% Mn	68@40.0% Mn	37.3@41.8% Mn	60
Hotazel	2013	74.4@37.2% Mn	181.9@39.9% Mn	4.3@34.5% Mn	44.4

Financial results
21 August 2018
42
BHP

Footnotes 1. High potential injuries: injury events where there was the potential for a fatality. 2. Occupational Exposure Limits (OELs): in FY18, a new five-year target was established to achieve a 50% reduction in the number of workers potentially exposed to respirable silica, diesel particulate matter and coal mine dust, as compared with our FY17 baseline (discounting protection by personal protective equipment). 3. Withdrawal: defined as water withdrawn and intended for use (in accordance with ‘A Practical Guide to Consistent Water Reporting’, ICMM (2017)) consistent with WAF inputs; fresh water is defined as ‘waters other than sea water’, irrespective of quality. The FY17 baseline for the purposes of this target has been adjusted to account for the materiality of the strike affecting water withdrawals at Escondida in FY17. The revised baseline is 173,000 megalitres. 4. Adjusted effective tax: excludes the influence of exchange rate movements and exceptional items. 5. Underlying EBITDA margin: BHP data presented on a total operations basis up to FY14 and on a continuing operations basis from FY15 onwards: peer group comprises Anglo American, Rio Tinto and Vale. 6. Segment EBITDA: percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items. 7. Iron ore: unit cost, C1 unit cost excluding third party royalties, EBITDA margin and ROCE refer to Western Australia Iron Ore. 8. Copper: operated copper assets (Escondida, Pampa Norte and Olympic Dam). 9. Price: net of price-linked costs. 10. Controllable cash costs: includes unfavourable fixed cost dilution at Olympic Dam (smelter maintenance campaign) and Conventional Petroleum (natural field decline), challenging operating conditions at two Queensland Coal mines (Broadmeadow and Blackwater); and a favourable change in estimated recoverable copper in the Escondida sulphide leach pad in the prior period, partially offset by lower labour and contractor costs at WAIO. 11. Non-cash: includes net deferred stripping costs. 12. Other: includes one-off items and other items (including profit/loss from equity accounted investments). 13. Commodity basket index: represents an EBITDA weighted average of key commodity prices, reweighted each financial year. 14. Dividends: related to final dividend determined by the Board for FY17 and paid in September 2017, and dividend determined by the Board for H1 FY18 and paid in March 2018. 15. NCIs: dividends paid to non-controlling interests of US$1,604 million predominantly relate to Escondida. 16. Average debt maturity: calculated based on first call date of Hybrid issuances, and includes subsidiary debt. 17. Non-cash fair value movement: relates to foreign exchange variance due to the revaluation of local currency denominated debt to USD and movements in interest rates. 18. Onshore US FY19 guidance: until divestment completion, expected by the end of October 2018, we intend to operate five rigs in Onshore US and incur capital expenditure at an annualised rate broadly consistent with the 2018 financial year. 19. Antamina and Cerrejón: equity accounted investments; average capital employed represents BHP’s equity interest. Antamina ROCE truncated for illustrative purposes. 20. Onshore US sale: less customary completion adjustments; subject to customary regulatory approvals and conditions precedent. 21. Conventional Petroleum exploration; ROCE truncated for illustrative purposes. 22. Divestments: announced or completed from FY13 onwards. 23. Unrisked NPV and average IRRs: based on Global Metals, Mining and Steel Conference presentation on 15 May 2018. 24. Escondida FY19 unit cost: guidance includes end of negotiation bonus at USD/CLP 663. 25. Finding and Development costs: includes reported exploration plus Conventional Petroleum capital expenditure, divided by proven reserves added (extensions and discoveries plus improved recovery plus revision). BHP F&D costs calculated on a financial year basis (FY08-FY17). Peers calculated on calendar year basis (CY08-CY17). 26. Finding and Development costs: source: BHP: own analysis. Peers and Sector: WoodMackenzie. Peers include: BP, Chevron, ENI, ExxonMobil, OMV, Petrobras, PetroChina, Repsol, RD Shell, Sinopec, TOTAL, Anadarko, Apache, CNOOC, ConocoPhillips, Encana, Hess, Lundin, Murphy, Noble, Occidental, PTTEP. Sector include all companies (excluding BHP) reported by WoodMackenzie. 27. Exploration wells and success rate: refers to the number of wells completed at any time during the respective year, regardless of when drilling was initiated. A productive well is an exploratory or extension well that is not a dry well. Productive wells include wells in which hydrocarbons were encountered and the drilling or completion of which, has been suspended pending further drilling. Excludes wells that had mechanical issues (Burrokeet-1 and Wildling-1 in FY17 and Bongos-1 in FY19) where the opportunities were tested by a subsequent well. 28. EBITDA sensitives: assumes total volume exposed to price; determined on the basis of the BHP’s existing portfolio. 29. EBITDA sensitives: excludes impact of equity accounted investments. 30. EBITDA sensitives: excludes impact of change in input costs across the Group. 31. EBITDA sensitives: based on average exchange rate for the period. 32. Debt maturity profile: all debt balances are represented in notional USD values and based on financial years; as at 30 June 2018. 33. Debt maturity profile: subsidiary debt is presented in accordance with IFRS 10 and IFRS 11. 34. Debt maturity profile: includes hybrid bonds (24% of portfolio: 12% in USD, 9% in Euro, 3% in Sterling) with maturity shown at first call date. Financial results 21 August 2018 43Footnotes 1. High potential injuries: injury events where there was the potential for a fatality. 2. Occupational Exposure Limits (OELs): in FY18, a new five-year target was established to achieve a 50% reduction in the number of workers potentially exposed to respirable silica, diesel particulate matter and coal mine dust, as compared with our FY17 baseline (discounting protection by personal protective equipment). 3. Withdrawal: defined as water withdrawn and intended for use (in accordance with ‘A Practical Guide to Consistent Water Reporting’, ICMM (2017)) consistent with WAF inputs; fresh water is defined as ‘waters other than sea water’, irrespective of quality. The FY17 baseline for the purposes of this target has been adjusted to account for the materiality of the strike affecting water withdrawals at Escondida in FY17. The revised baseline is 173,000 megalitres. 4. Adjusted effective tax: excludes the influence of exchange rate movements and exceptional items. 5. Underlying EBITDA margin: BHP data presented on a total operations basis up to FY14 and on a continuing operations basis from FY15 onwards: peer group comprises Anglo American, Rio Tinto and Vale. 6. Segment EBITDA: percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items. 7. Iron ore: unit cost, C1 unit cost excluding third party royalties, EBITDA margin and ROCE refer to Western Australia Iron Ore. 8. Copper: operated copper assets (Escondida, Pampa Norte and Olympic Dam). 9. Price: net of price-linked costs. 10. Controllable cash costs: includes unfavourable fixed cost dilution at Olympic Dam (smelter maintenance campaign) and Conventional Petroleum (natural field decline), challenging operating conditions at two Queensland Coal mines (Broadmeadow and Blackwater); and a favourable change in estimated recoverable copper in the Escondida sulphide leach pad in the prior period, partially offset by lower labour and contractor costs at WAIO. 11. Non-cash: includes net deferred stripping costs. 12. Other: includes one-off items and other items (including profit/loss from equity accounted investments). 13. Commodity basket index: represents an EBITDA weighted average of key commodity prices, reweighted each financial year. 14. Dividends: related to final dividend determined by the Board for FY17 and paid in September 2017, and dividend determined by the Board for H1 FY18 and paid in March 2018. 15. NCIs: dividends paid to non-controlling interests of US$1,604 million predominantly relate to Escondida. 16. Average debt maturity: calculated based on first call date of Hybrid issuances, and includes subsidiary debt. 17. Non-cash fair value movement: relates to foreign exchange variance due to the revaluation of local currency denominated debt to USD and movements in interest rates. 18. Onshore US FY19 guidance: until divestment completion, expected by the end of October 2018, we intend to operate five rigs in Onshore US and incur capital expenditure at an annualised rate broadly consistent with the 2018 financial year. 19. Antamina and Cerrejón: equity accounted investments; average capital employed represents BHP’s equity interest. Antamina ROCE truncated for illustrative purposes. 20. Onshore US sale: less customary completion adjustments; subject to customary regulatory approvals and conditions precedent. 21. Conventional Petroleum exploration; ROCE truncated for illustrative purposes. 22. Divestments: announced or completed from FY13 onwards. 23. Unrisked NPV and average IRRs: based on Global Metals, Mining and Steel Conference presentation on 15 May 2018. 24. Escondida FY19 unit cost: guidance includes end of negotiation bonus at USD/CLP 663. 25. Finding and Development costs: includes reported exploration plus Conventional Petroleum capital expenditure, divided by proven reserves added (extensions and discoveries plus improved recovery plus revision). BHP F&D costs calculated on a financial year basis (FY08-FY17). Peers calculated on calendar year basis (CY08-CY17). 26. Finding and Development costs: source: BHP: own analysis. Peers and Sector: WoodMackenzie. Peers include: BP, Chevron, ENI, ExxonMobil, OMV, Petrobras, PetroChina, Repsol, RD Shell, Sinopec, TOTAL, Anadarko, Apache, CNOOC, ConocoPhillips, Encana, Hess, Lundin, Murphy, Noble, Occidental, PTTEP. Sector include all companies (excluding BHP) reported by WoodMackenzie. 27. Exploration wells and success rate: refers to the number of wells completed at any time during the respective year, regardless of when drilling was initiated. A productive well is an exploratory or extension well that is not a dry well. Productive wells include wells in which hydrocarbons were encountered and the drilling or completion of which, has been suspended pending further drilling. Excludes wells that had mechanical issues (Burrokeet-1 and Wildling-1 in FY17 and Bongos-1 in FY19) where the opportunities were tested by a subsequent well. 28. EBITDA sensitives: assumes total volume exposed to price; determined on the basis of the BHP’s existing portfolio. 29. EBITDA sensitives: excludes impact of equity accounted investments. 30. EBITDA sensitives: excludes impact of change in input costs across the Group. 31. EBITDA sensitives: based on average exchange rate for the period. 32. Debt maturity profile: all debt balances are represented in notional USD values and based on financial years; as at 30 June 2018. 33. Debt maturity profile: subsidiary debt is presented in accordance with IFRS 10 and IFRS 11. 34. Debt maturity profile: includes hybrid bonds (24% of portfolio: 12% in USD, 9% in Euro, 3% in Sterling) with maturity shown at first call date. Financial results 21 August 2018 43

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 21, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary